Main Place Funding, LLC

(A wholly owned subsidiary of Bank of America, N.A.

which is a wholly owned indirect subsidiary of Bank of America Corporation)

Financial Statements

For the Year Ended December 31, 2009

Page(s)

Report of Independent Auditors....................................................................................................................................................     3

Financial Statements

Notes to Financial Statements....................................................................................................................................................... 8–17

Main Place Funding, LLC

Index
December31, 2009

Report of Independent Auditors

To the Board of Directors and Stockholders of

Main Place Funding, LLC:

In our opinion, the accompanying balance sheet and the related statement of income, statement of changes in members' equity and statement of cash flows present fairly, in all material respects, the financial position of Main Place Funding, LLC at December 31, 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers, LLP

March 31, 2010

(in thousands of dollars)	December 31,
2009
Assets
Cash and cash equivalents	$ 1,062,647
Derivative assets	1,516
Accounts receivable from affiliates	3,000
Other assets	94
Total assets	$ 1,067 ,257
Liabilities
Derivative liabilities	$ 498
Accounts payable to affiliates	2,152
Other liabilities	63
Total liabilities	2,713
Member's Equity
Contributed equity	1,000,338
Undistributed income	64,206
Total member's equity	1,064,544
Total liabilities and member's equity	$ 1,067,257

Main Place Funding, LLC

Statement of Income

For the Year Ended December31, 2009

(in thousands of dollars)	Year Ended
December 31, 2009
Income
Interest on time deposits placed	$ 1,624
Derivative trading income	(738)
Total income	886
Expenses
Other general and operating expenses	227
Total expenses	227
Income before income taxes	659
Income tax expense	253
Net Income	$ 406

Main Place Funding, LLC

Statement of Income

For the Year Ended December31, 2009

(in thousands of dollars)			Total
	Contributed	Undistributed	Member’s
	Equity	Income	Equity
Balances on December 31, 2008	$ 1,000,338	$ 63,800	$ 1,064,138
Net Income		406	406
Balances on December 31, 2009	$ 1,000,338	$ 64,206	$ 1,064,544

Main Place Funding, LLC

Statement of Cash Flows

For the Year Ended December31, 2009

(in thousands of dollars)	Year Ended
December 31, 2009
Operating Activities
Net Income	$ 406
Reconciliation of net income to cash from operating activities
Net decrease in derivatives assets	2,508
Net decrease in accounts receivable from customer	15
Net (increase) in account receivable from affiliates	(3,000)
Net (decrease) expenses due to affiliates	(13,772)
Net (decrease) in derivatives liabilities	(3,261)
Net increase in other liabilities	2,108
Net cash used in/provided by operating activities	(14,996)

Net (decrease) in cash and cash equivalents	(14,996)
Cash and cash equivalents at beginning of period	1,077,643
Cash and cash equivalents at end of period	$ 1,062,647

Main Place Funding, LLC

Statement of Changes in Member Equity

For the Year Ended December31, 2009

1.     Description of Business

Main Place Funding, LLC (“Main Place” or the “Company”), a Delaware limited liability company, is a wholly owned subsidiary of Bank of America, N.A. (the “Parent”), which is a wholly owned indirect subsidiary of Bank of America Corporation (the “Corporation”).

Main Place was established originally as a Maryland real estate investment trust to consolidate the acquisition, holding and management of certain closed-end residential mortgage loans owned by certain affiliates of the Corporation. In August 2002, Main Place Trust, a Delaware business trust, was incorporated into the Parent. The Parent holds a 100 percent membership interest in Main Place. Main Place is also considered a single-member LLC under current tax law.

On October 21, 2002, Main Place adopted an Amended and Restated Limited Liability Company Agreement which removed certain restrictions on the business activities of Main Place, permitting it to engage in any activity and to exercise any powers permitted to limited liability companies under the laws of the State of Delaware.

Main Place operates a business of entering into financial warranty agreements in favor of third party trusts for a fee. As of December 31, 2009, Main Place was the warranty provider of four financial warranty agreements to third party trusts. These trusts are open-end, diversified, registered investment companies. Under the terms of these warranty agreements, Main Place provides financial warranties in order to ensure that the trusts are able to redeem all of the outstanding shares of specified series on the warranty maturity dates for an amount at least equal to an aggregate protected net asset value.

For each of the financial warranty agreements entered into by Main Place with a third party trust, Main Place also entered into an agreement with Merrill Lynch International (“MLI”) (a hedge counter-party) to mitigate all the market risk associated with the aggregate equity exposure and potential payment to the third party trusts.

2.     Summary of Significant Accounting Policies

Basis of Presentation— The Financial Statements are presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), which include industry practices.

In July 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, (“ASC 105”), which approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental GAAP. The Codification is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The adoption of ASC 105 did not impact the Company’s financial condition or results of operations. All accounting references within this report are in accordance with the new Codification.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from affiliated banks and investments in time deposits with an original maturity of less than 90 days.

Derivatives

All derivatives are recognized on the balance sheet at estimated fair value and changes in fair value are recorded in the statement of income within derivative trading income. For additional information on derivatives, see Note 3 – Derivatives – Financial Warranty Agreements.

Income Taxes

Main Place is classified as a single-member LLC and, as such, is disregarded as an entity separate from its owners for income tax purposes. The predominant practice for single-member LLCs is to provide for income taxes in their separate financial statements. The accompanying financial statements include an income tax provision for the year ended December 31, 2009. For additional information on income taxes, see Note 5 - Income Taxes.

Main Place accounts for income taxes in accordance with ASC 740-10, “Income Taxes” as interpreted by ASC 740-10-25, “Income Taxes – Recognition”, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Under ASC 740-10-25, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company accrues income-taxrelated interest and penalties (if applicable) within income tax expense.

Main Place's operating results are included in the consolidated federal income tax return of the Corporation and various state returns of the Corporation and/or affiliates. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

New Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”
(SFAS 161) which requires expanded qualitative, quantitative and a credit-risk disclosure about derivatives and hedging activities and their effects on financial position, financial performance and cash flows. SFAS 161 is effective for the Company for the year beginning on January 1, 2009. The adoption of SFAS 161 did not have a significant impact on the
Company’s disclosures.

On April 9, 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 157-4
“Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and
Identifying Transactions That Are Not Orderly” (FSP FAS 157-4). FSP FAS 157-4 provides guidance for determining whether a market is inactive and a transaction is distressed in order to apply the existing fair value measurement guidance in ASC 820-10, “Fair Value Measurements and Disclosures”. In addition, FSP FAS 157-4 requires enhanced disclosures regarding financial assets and liabilities that are recorded at fair value. Main Place elected to early adopt FSP FAS 157-4 effective January 1, 2009. The adoption did not have a material impact on the Company's financial condition or results of operations.

In May 2009, the FASB issued ASC 855, Subsequent Events, which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, disclosure of the date through which an entity has evaluated subsequent events and the basis for that date is required. The adoption of ASC 855 did not impact the Company’s financial condition or results of operations. The Company evaluated subsequent events through March 29, 2010.

3.     Derivatives – Financial Warranty Agreements

Main Place is in the business of entering into financial warranty agreements with third party trusts. As of December 31, 2009, Main Place was the warranty provider of four financial warranty agreements. Under the terms of the agreements, Main Place provided financial warranties in the amount of up to a maximum protection amount of $1.6 billion in order to ensure that the trusts are able to redeem all of the outstanding shares at maturity date. The trusts aggregate net asset value of outstanding shares was $225 million and aggregate protected amount provided by Main Place was $209 million on December 31, 2009. For each of the financial warranty agreements entered into by Main Place with a third party trust, Main Place also entered into an agreement with a hedge counter-party to mitigate the market risk associated with the aggregate equity exposure and potential payment to the third party trust. For the effects of derivative instruments on the Company’s financial position and performance, see Note 6 – Fair Values of Financial Instruments.

Novated Agreements

In September 2008, the Corporation announced an agreement to acquire Merrill Lynch & Co., Inc. (Merrill Lynch) in an all-stock transaction. In connection with the transition, four Merrill Lynch Bank U.S.A. (“MLBUSA”) financial warranty agreements were identified as being materially comparable to existing guarantees supported by Main Place. The Office of the Comptroller of the Currency (“OCC”) and the new third party trust funds counterparties approved the novation of the four Merrill Lynch financial warranty agreements to Main Place, which occurred on June 30, 2009.

On June 30, 2009, Main Place entered into a financial warranty agreement with DWS Target Fund, an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts (the”Trust”), on behalf of its series DWS Lifecompass Protect Fund and Deutsche Investment Management Americas Inc. The Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to a maximum $1.0 billion in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date of November 16, 2017, as defined in the financial warranty agreement.

On June 30, 2009, Main Place entered into a swap agreement with MLI. Under the terms of this agreement, MLI provided hedge protection in favor of Main Place in the amount of up to a maximum $1.0 billion, corresponding to Main Place’s obligations under the financial warranty in favor of DWS Target Fund, on behalf of its series DWS Lifecompass protect Fund.

On June 30, 2009, Main Place entered into a financial warranty agreement with Oppenheimer Principal Protect Trust, an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts (the “Trust”), on behalf of its series Oppenheimer Principal Protected Main Street Fund and Oppenheimmerfunds, Inc. The Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to a maximum $260.9 million in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date of August 5, 2010, as defined in the financial warranty agreement.

On June 30, 2009, Main Place entered into a swap agreement with MLI (hedge counter party). Under the terms of this agreement, MLI provided hedge protection in favor of Main Place in the amount of up to a maximum $260.9 million, corresponding to Main Place’s obligations under the financial warranty in favor of Oppenheimer Principal Protect Trust, on behalf of its series Oppenheimer Principal Protected Main Street Fund.

On June 30, 2009, Main Place entered into a financial warranty agreement with Oppenheimer Principal Protect Trust II, an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts (the “Trust”), on behalf of its series Oppenheimer Principal Protected Main Street Fund II and Oppenheimmerfunds, Inc. The Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to a maximum $285.6 million in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date of March 3, 2011, as defined in the financial warranty agreement.

On June 30, 2009, Main Place entered into a swap agreement with MLI (hedge counter party). Under the terms of this agreement, MLI provided hedge protection in favor of Main Place in the amount of up to a maximum $285.6 million, corresponding to Main Place’s obligations under the financial warranty in favor of Oppenheimer Principal Protect Trust II, on behalf of its series Oppenheimer Principal Protected Main Street Fund II.

On June 30, 2009, Main Place entered into a financial warranty agreement with Oppenheimer Principal Protect Trust III, an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts (the “Trust”), on behalf of its series Oppenheimer Principal Protected Main Street Fund III and Oppenheimmerfunds, Inc. The Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940. Under the terms of the agreement, Main Place provided a financial warranty in the amount of up to a maximum $87.4 million in order to ensure that the trust is able to redeem all of the outstanding shares of the series on the maturity date of December 15, 2011, as defined in the financial warranty agreement.

On June 30, 2009, Main Place entered into a Swap agreement with MLI (hedge counter party). Under the terms of this agreement, MLI provided hedge protection in favor of Main Place in the amount of up to a maximum $87.4 million, corresponding to Main Place’s obligations under the financial warranty in favor of Oppenheimer Principal Protect Trust III, on behalf of its series Oppenheimer Principal Protected Main Street Fund III.

Main Place structures these financial warranties to include investment constraints and certain pre-defined triggers that would require the underlying assets or portfolio of the relevant trust to be liquidated and allocate all of the assets of the Fund to the Fixed Income Portfolio (the “Defeasance Portfolio”). Main Place is required to fund any shortfall as the difference between the net asset value and the guaranteed net asset value of the trust’s assets based on the financial warranty agreements.

On May 12, Main Place executed an ISDA Master Agreement and Credit Support Annex with MLI to support this hedge counter-party arrangement.

Additional information regarding the effect of derivative instruments on Main Place's Balance Sheet, Income Statement and
Cash Flows is included on the face of the respective financial statements, and in Note 6, Fair Value of Financial
Instruments.

4.     Affiliate Transactions

Main Place maintains its cash and cash equivalent accounts with the Parent. Main Place had $1.1 billion of time deposits placed with the Parent at December 31, 2009. Interest income on time deposits placed with the Parent for the year ended December 31, 2009 was $1.6 million.

As described more fully in Note 3, MLI, an affiliate of Main Place, has entered into swap agreements with Main Place. Under the terms of these agreements, MLI provides hedge protection in favor of Main Place in the amount of up to a maximum protection of $1.6 billion which corresponds with Main Place obligations under the financial warranty agreements in favor of the four third party trusts. The aggregate protected amount under the financial warranties was $209 million as of December 31, 2009, which corresponds with Main Place’s current obligations under four financial warranty agreements to the third party trusts.

Accounts receivable from affiliates on December 31, 2009 was $3 million related to current federal taxes receivable from the Corporation. Other accounts payable to affiliates on December 31, 2009 was $2.2 million related to the novated agreements acquired from MLBUSA.

5.     Income Taxes

The Internal Revenue Service (IRS) has completed the examination phase of the Corporation’s federal income tax returns for the years 2000 through 2002 and issued Revenue Agent’s Reports (RAR) to the Corporation. The Company is included in the Corporation’s federal income tax returns. Included in these RARs were several proposed adjustments that were protested to the Appeals office of the IRS. Management expects conclusion of these examinations within the next twelve months. The resolution of the proposed adjustments is not expected to impact the Company’s financial condition. However, final determination of the audit or changes in the estimate may result in future income tax expense or benefit to the Company. The Corporation’s federal income tax returns, which included the Company, for the years 2003 through 2005 remain under examination by the IRS. Management does not expect these matters to be concluded within the next twelve months. All tax years subsequent to the above years remain open to examination.

At December 31, 2009, the Company had no unrecognized tax benefits (UTB). During the year ended December 31, 2009 there were no increases, decreases, settlements or expirations of statute of limitations affecting the UTB balance. At December 31, 2009, the Company had no accrual for interest and penalties that related to income taxes, nor did it recognize interest or penalties within income tax expense during the year ended December 31, 2009.

The components of income tax for the year ended December 31, 2009 are as follows (dollars in thousands):

2009
Current – expense (benefit)
Federal	$ 217
State	35
Total income tax expense (benefit)	$ 252

A reconciliation of the expected federal income tax expense using the federal statutory rate of 38 percent to the actual and pro-forma income tax expense for the year ended December 31, 2009, was as follows (dollars in thousands):

2009
Expected federal tax expense	$ 231
Increase (decrease) in taxes resulting from:
State tax expense (benefit), net of federal	21
Other	-
Total income tax expense (benefit)	$ 252

Main Place had no deferred tax assets or liabilities as of December 31, 2009.

Current federal taxes receivable from the Corporation, inclusive of current state taxes payable to the Parent, was $3 million at December 31, 2009 and are included in due from affiliates on the Balance Sheet.

6.     Fair Values of Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore gains and losses for such assets and liabilities categorized within Level 3 below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Valuation Techniques

Short-Term Financial Instruments

The carrying value of short-term financial instruments, including cash and cash equivalents, accounts receivable from customer and accrued expenses due to affiliates approximates the fair value. These financial instruments generally expose Main Place to limited credit risk, have no stated maturities or have maturities of less than 90 days and carry interest rates, which approximates fair value.

Derivatives

Derivative assets and liabilities are recognized on the balance sheet at estimated fair value, with changes in fair value recorded in the statement of income. Management calculates the fair value of the financial warranty agreements as the net present value of the estimated future cash flows using an Excel based model and are therefore classified as Level 3 measurements. The estimated future cash flows are based on the estimated fees to be received from the funds, as disclosed in Note 3, and paid to the Parent and MLI (hedge counter-party). These fees are calculated based on the net asset value of the aftermentioned funds on December 31, 2009. See note 7 “Defeasance Event”.

The table below presents a reconciliation of changes in fair value of derivative instruments for the twelve months ended December 31, 2009.

Level 3 Fair Value Measurements Twelve Months Ended December 31, 2009
	Derivative	Derivative
(in thousands of dollars)	Assets	Liabilities
Balance, January 1, 2009	$ 4,024	$ (3,759)
Unrealized gains or losses associated with Assets held for the year ended December 31, 2009	(4,173)	3,435
Purchases, issuances and settlements	1,665	(174)
Balance, December 31, 2009	$ 1,516	$ (498)

7.     Defeasance Event

If a pre-defined trigger event occurs and is continuing past the cure period on the funds, Main Place has the right to reallocate the assets to the Defeasance Portfolio or cash (the “Defeasance Event’). Where there is a defeasance event that results in a contingent liability or draw down on the financial warranty agreement, Main Place records a receivable from the hedge counter-party and payable to the third party trusts based upon the difference between the funds net asset value and the funds guaranteed net asset value. Payment to the third party trusts will be according to the terms of financial warranty agreements. Where there is no defeasance event, no derivative liability to a third party trust will be recorded.

Oppenheimer Principal Protect Trust II’s and Oppenheimer Principal Protect Trust III’s maximum equity component based on the financial warranty equity allocation formula fell below the contractual percentage and therefore moved into a defeasance portfolio. Due to this event, the portfolios were 100% weighted into U.S. Treasury securities. There was no shortfall amount calculated as the funds net asset value was greater than the guaranteed net asset value.

All other funds covered by the Company's financial warranty agreements continue to satisfy predefined investment levels and therefore have not triggered a defeasance event as of December 31, 2009.

5